Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 29, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that on the date hereof, our Chief Financial Officer, José Luis Gentile, tendered his resignation as Chief Financial Officer of the Company effective as of March 31, 2017.

Mr. Gentile stated that his decision was based strictly on personal matters. As of April 1, 2017, Jose Luis Ronsini will be appointed and will serve as the new Chief Financial Officer.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com